CHAPMAN AND CUTLER LLP	111 WEST MONROE STREET
CHICAGO, ILLINOIS 60603

December 31, 2019

VIA EDGAR CORRESPONDENCE

David Orlic
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Mr. Orlic:

This letter relates to the registration statements filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on December 31, 2019 (the “Registration Statements”). The Registration Statements relate to the FT Cboe Vest U.S. Equity Buffer ETF – May and FT Cboe Vest U.S. Equity Deep Buffer ETF – May, each a series of the Trust.

The Trust confirms that the Registration Statements contain no material changes from the registration statements relating to the FT Cboe Vest U.S. Equity Buffer ETF – August and FT Cboe Vest U.S. Equity Deep Buffer ETF – August, which were reviewed by the Commission in their entirety and became effective on November 5, 2019.

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Please call me at (312) 845-3781 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Eric Fred Fess
Eric Fred Fess